November 30,
2005


Mail Stop 3561

Via US Mail and Facsimile

Mr. Greg Smith
Chief Executive Officer and Chief Financial Officer
ERF Wireless, Inc.
2911 South Shore Blvd., Suite 100
League City, Texas 77573

Re:	ERF Wireless, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the periods ended March 31, 2005, June 30,
2005
and
      September 30, 2005
	Commission file #: 000-27467

Dear Mr. Smith:

We have reviewed your October 31, 2005 response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Forms 10-QSB for the quarter ended March 31, 2005, June 30, 2005 and
September 30, 2005

1. We note from your disclosure in Item 3 that your chief executive officer and principal financial officer concluded that your disclosure controls and procedures were adequate. Please confirm to us that your disclosure controls and procedures were effective as of the end of the last three quarters in 2005. In future filings, please do not use the word adequate to address your disclosure controls and procedures, but instead conclude on the effectiveness of those controls and procedures as outlined in the guidance in Item 307 of Regulation S-K.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments via EDGAR within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

      Sincerely,


								Linda Cvrkel
								Branch Chief
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Mr. Greg Smith
ERF Wireless, Inc.
November 30, 2005
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